Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earning to Consolidated Fixed Charges

	Year ended December 31,
	2014	2013	2011	2010	2009
	(in thousands, except ratios)
Earnings
Income before income taxes	$110,414	$108,284	$102,621	$103,136	$88,724
Add: Fixed changes as below	82,793	74,280	68,852	70,946	69,406
Total	$193,207	$182,564	$171,473	$174,082	$158,130

Fixed Charges:
Interest charges	$77,802	$70,486	$66,859	$65,826	$67,760
Interest on rent expense	731	672	746	670	608
Capitalized interest and allowance for funds used during construction	4,260	3,122	1,247	4,450	1,038
Total	$82,793	$74,280	$68,852	$70,946	$69,406

Ratio of earnings to fixed charges	2.3	2.5	2.5	2.5	2.3